EXHIBIT 21.1

LIST OF SUBSIDIARIES

Company		Jurisdiction	% Owned

1.	SunSi Energies Hong Kong Limited	Hong Kong	100%
2.	ForceField Energy USA Inc.	Nevada	100%
3.	ForceField Energy S.A.	Costa Rica	100%
4.	17th Street ALD Management Corp.	Delaware	100%
5.	ESCO Energy Services Company	Massachusetts	100%
6.	ForceField Mexico S. de R.L. de C.V.	Mexico	100%